SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
November 2015

Commission File Number  1-32135

SEABRIDGE GOLD INC.
 (Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F *                                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

The exhibit in this Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-10, File No. 333-197653, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Chris Reynolds
Name:	Chris Reynolds
Title:	VP Finance and CFO

Date: November 13, 2015

EXHIBITS

Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months ended September 30, 2015.

Exhibit 99.2	Management’s Discussion and Analysis for the Three and Nine Months ended September 30, 2015.

Exhibit 99.3	Report to Shareholders for the Quarter ended September 30, 2015.

Exhibit 99.4
Press Release issued November 12, 2015 in which the Registrant announced the filing of its Third Quarter Report to Shareholders and its Financial Statements and Management’s Discussion and Analysis for the three and nine months ended September 30, 2015.